Exhibit 99.13

Highlander Silver Corp.

Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2024 and 2023

(Unaudited)

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Financial Position (Unaudited – in Canadian Dollars)

	Note	December 31, 2024	September 30, 2024

Assets

Current assets
Cash and cash equivalents		$1,671,803	$2,500,894
Receivables		240,885	290,357
Prepaids and other		27,130	25,536
		1,939,818	2,816,787

Reclamation deposit		61,868	59,052
Property and equipment		107,293	94,523
Mineral property interests	3	13,307,485	12,125,552
Value-added tax receivable		93,898	89,730

Total assets		$15,510,362	$15,185,644

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	6	$407,648	$372,481
Consideration payable		1,798,625	1,687,375
		2,206,273	2,059,856
Non-current liabilities
Consideration payable		1,798,625	1,687,375
Reclamation provision	4	516,892	492,426
Total liabilities		4,521,790	4,239,657

Equity
Common shares	5	19,918,968	19,524,567
Reserves	5	2,017,567	1,724,026
Commitment to issue shares	5	–	46,319
Foreign currency reserve		350,957	(237,224)
Deficit		(11,298,920)	(10,111,701)
Total equity		10,988,572	10,945,987

Total liabilities and equity		$15,510,362	$15,185,644

Nature of operations and going concern (Note 1)
Commitments (Note 10)
Subsequent events (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Net Loss and Comprehensive of Loss For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, except share amounts)

		For the three months ended December 31,
	Note	2024	2023
Expenses
Accretion expense	4	$6,566	$–
Advertising and promotion		–	100
Consulting expense		–	226
Depreciation		3,059	1,437
Foreign exchange		236,330	65,073
Office expenses		95,331	15,947
Professional fees	6	310,059	231,309
Property investigation costs	6	–	33,217
Salaries and benefits	6	39,421	–
Share-based compensation	5	637,873	–
Transfer agent and filing fees		6,615	10,241
Loss from operations		1,335,254	357,550

Gain on disposal of equipment		(137,294)	–
Interest income		(10,696)	(19,490)
Other income		(45)	–
Write-off of mineral property interests	3	–	108,945
Net loss		$1,187,219	$447,005

Other comprehensive (income) loss
Foreign currency translation adjustment		(588,181)	45,456
Total comprehensive loss		$599,038	$492,461
Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.01	$0.01

Weighted average number of common shares outstanding
Basic and diluted		81,625,729	54,526,368

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Cash Flows For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars)

		For the three months ended December 31,
	Note	2024	2023

Cash provided by (used in):
Operations
Net loss for the period		$(1,187,219)	$(447,005)
Adjustments for:
Accretion expense	4	6,566	–
Depreciation		3,059	1,437
Foreign exchange		221,756	–
Gain on disposal of equipment		(137,294)	–
Share-based compensation	5	637,873	–
Write-off of mineral property interests	3	–	108,945
Interest income		(10,696)	(19,400)
Net changes in non-cash working capital items:
Receivables		45,304	(3,710)
Prepaid and other		(1,594)	(13,213)
Accounts payable and accrued liabilities		35,167	(87,135)
		(387,078)	(460,081)

Financing
Proceeds from private placement		–	3,000,000
Share issue costs		–	(18,520)
Proceeds from exercise of warrants	5	3,750	–
		3,750	2,981,480

Investing
Deferred exploration and evaluation expenditures		(467,547)	(190,033)
Interest income received, net		10,696	–
Proceeds from disposal of equipment		137,294	–
		(319,557)	(190,033)

Effect of exchange rate changes on cash and cash equivalents		(126,206)	(61,990)

Increase (decrease) in cash and cash equivalents		(829,091)	2,269,376

Cash and cash equivalents, beginning of period		2,500,894	229,702

Cash and cash equivalents, end of period		$1,671,803	$2,499,078

Supplemental cash flow information (Note 7)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Changes in Equity For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, except number of shares)

	Number of Shares	Amount	Contributed surplus	Commitment to issue shares	Foreign currency reserve	Deficit	Total equity

Balance, October 1, 2024	81,221,620	$19,524,567	$1,724,026	$46,319	$(237,224)	$(10,111,701)	$10,945,987
Shares issued on exercise of warrants and stock options	499,365	348,082	(344,332)	–	–	–	3,750
Share-based compensation	–	–	637,873	–	–	–	637,873
Reclassification of commitment to issue shares to common shares	–	46,319	–	(46,319)	–	–	–
Net loss and comprehensive loss	–	–	–	–	588,181	(1,187,219)	(599,038)
Balance, December 31, 2024	81,720,985	$19,918,968	$2,017,567	$–	$350,957	$(11,298,920)	$10,988,572

Balance, October 1, 2023	30,460,434	$7,219,766	$1,385,293	$46,319	$(63,983)	$(8,303,840)	$283,555
Private placement	30,000,000	3,000,000	–	–	–	–	3,000,000
Shares issue costs on private placement	–	(43,443)	–	–	–	24,923	(18,520)
Fair value reversal on expired stock options	–	–	(61,750)	–	–	61,750	–
Translation adjustment for the period	–	–	–	–	–	30,553	30,553
Net loss and comprehensive loss	–	–	–	–	(45,456)	(447,005)	(492,461)
Balance, December 31, 2023	60,460,434	$10,176,323	$1,323,543	$46,319	$(109,439)	$(8,633,619)	$2,803,127

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Highlander Silver Corp. (the “Company” or “Highlander”) was incorporated under the laws of the Province of British Columbia, Canada. The Company’s head office is located at 2500 – 100 King Street West, Toronto, Ontario, Canada, M5X 1A9. Its records office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. Its main business activity is the acquisition, exploration and evaluation of mineral properties located in Peru. These condensed consolidated interim financial statements of the Company as at and for the three months ended December 31, 2024 and 2023 comprise the Company and its subsidiaries. The Company’s common shares trade on the Canadian Securities Exchange under the symbol “HSLV”.

The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral property interests, are entirely dependent upon the existence of economically recoverable mineral reserves of the Company and those in which it holds a mineral property or shareholder interest. The continued exploration and development of projects will depend on it receiving future cash flows from its ability to obtain share capital financing.

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration stage company, the Company does not have traditional revenue sources, and has historically relied on property option or sale proceeds, as well as share capital financing, to fund its property acquisition, exploration and evaluation expenditures, and operating expenses.

As at December 31, 2024, the Company had equity of $10,988,572 (September 30, 2024 – $10,945,987) and a working capital deficiency of $266,455 (September 30, 2024 – working capital surplus of $756,931). The Company has financed its operations primarily through the issuance of common shares. The Company will continue to require additional funding to maintain its ongoing exploration programs, property maintenance payments, and operations and administration for the next twelve months. The Company also recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.

On February 19, 2025, the Company announced that it has entered into an agreement with Ventum Financial Corp. as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, 17,857,200 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $25,000,080 (the “Offering”), and an option which allows the Underwriters to purchase up to an additional 15% of the common shares issued in the Offering (the “Underwriters’ Option”), on the same terms as the Offering. On February 20, 2025, the Company announced that the Offering was upsized to 20,000,000 common shares for gross proceeds of $28,000,000, before accounting for the Underwriters’ Option. The Company intends to use the net proceeds from the Offering to fund the advancement of exploration activities at the Company’s San Luis Project in Peru, as well as for working capital and general corporate purposes. The Offering is scheduled to close on March 11, 2025.

On October 17, 2023, the Company consolidated its issued share capital on a ratio of two (2) old common shares for every one (1) new post-consolidated common share (the “Share Consolidation”). The current and comparative references to the common shares, weighted average number of common shares, loss per share, acquisitions, stock options and warrants have been restated to give effect to this Share Consolidation.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

2.	STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

Summary of material accounting policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended September 30, 2024.

Material accounting judgments and significant estimates and uncertainties

The material judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements for the three months ended December 31, 2024, are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended September 30, 2024.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after October 1, 2024, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply for IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on March 3, 2025.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

3.	MINERAL PROPERTY INTERESTS

	Alta Victoria Property	Politunche Property	Estrella	San Luis	Total
October 1, 2024	$–	$–	$683,338	$11,442,214	$12,125,552
Administrative	–	–	–	31,587	31,587
Dues & fees	–	–	–	1,317	1,317
Field equipment and related expenditures	–	–	3,592	54,494	58,086
Geological and related expenditures	–	–	1,364	14,545	15,909
Legal expenses	–	–	–	56,911	56,911
Personnel	–	–	31,362	247,642	279,004
Services	–	–	2,528	22,205	24,733
Foreign exchange translation	–	–	37,835	676,551	714,386
December 31, 2024	$–	$–	$760,019	$12,547,466	$13,307,485

	Alta Victoria Property	Politunche Property	Estrella	San Luis	Total
October 1, 2023	$–	$–	$254,571	$–	$254,571
Acquisitions/staking/assessments	36,722	–	–	10,623,949	10,660,671
Administrative	–	–	–	21,134	21,134
Dues & fees	17,890	–	23,403	65,295	106,588
Field equipment and related expenditures	19,993	–	26,593	39,703	86,289
Geological and related expenditures	30,383	–	154,110	137,884	322,377
Legal expenses	7,582	1,965	3,658	4,606	17,811
Personnel	118,692	17	162,383	256,899	537,991
Services	7,054	296	27,421	33,034	67,805
Travel	–	–	–	4,395	4,395
Impairments/write-downs	(238,316)	(2,278)	–	–	(240,594)
Foreign exchange translation	–	–	31,199	255,315	286,514
September 30, 2024	$–	$–	$683,338	$11,442,214	$12,125,552

The Company’s wholly-owned projects are comprised of the rights to explore various mineral claims and tenures at various stages of exploration. Unless otherwise noted they are not subject to any option or sale agreements. Certain of the claims are subject to a net smelter returns royalty (“NSR”), as detailed below.

San Luis Project

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. The Company acquired the project on May 23, 2024, through the purchase of 100% of the shares of Reliant Ventures S.A.C., which holds the rights to the San Luis Project.

As part of the acquisition agreement, the Company agreed to pay SSR Mining an initial cash payment US$5,000,000 ($6,978,100) paid in cash (paid) and up to US$37,500,000 in contingent consideration upon the achievement of specific project milestones. These milestones include the commencement of drilling, completion of a feasibility study, and milestones related to commercial production. Additionally, SSR Mining retained a 4% net NSR on the project. The Company has the option to buy back 2% of this royalty for US$15,000,000 at any time prior to the commencement of mine construction.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

La Estrella

On August 10, 2021, the Company purchased from Compania Minera Ares S.A.C. mining claims known as the Estrella claims located in central Peru in consideration for a cash payment of $3,701 (US$2,700) and a 2% NSR. The Company, at its sole discretion and at any time may purchase 50% of the NSR for a consideration of US$200,000 and the remaining 50% for a consideration of US$300,000.

The Estrella 002 concession was acquired via auction with the Peruvian Mining Authority for consideration of US$31,000 (paid).

In addition, the Company has acquired the La Estrella project database including diamond drill core, assay results and laboratory certificates from Alianza Minerals Ltd. in consideration for the payment of $15,000 (paid) and the issuance of 37,500 common shares (issued).

Alta Victoria Property

Following a strategic review of the Company’s mineral project portfolio, the decision was taken to allow the mining lease at Alta Victoria to lapse on December 4, 2023.

Politunche Property

Following a strategic review of the Company’s portfolio, the Company terminated its option to acquire a 100% interest in the Politunche project.

4.	RECLAMATION PROVISION

	December 31, 2024	September 30, 2024
Balance, October 1, 2024	$492,426	$–
Acquisition of Reliant Ventures S.A.C.	–	468,180
Accretion	6,566	8,237
Foreign exchange adjustment	17,900	16,009
Balance, December 31, 2024	$516,892	$492,426

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at December 31, 2024 are $588,466 (September 30, 2024 – $573,958), which have been inflated at an average rate of 1.98% per annum (September 30, 2024 –1.98%) and discounted at an average rate of 5.25% (September 30, 2024 – 5.25%).

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

5.	SHARE CAPITAL

a)	Share Capital

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 81,720,985 (September 30, 2024 – 81,221,620)

Transactions for the issue of share capital during the three months ended December 31, 2024:

●	During the three months ended December 31, 2024, the Company issued 474,365 common shares through the cashless exercise of stock options. This issuance resulted from the exercise of 575,000 stock options at an exercise price of $0.42 per share and 675,000 stock options at an exercise price of $0.55 per share. In addition, the Company also issued 25,000 common shares through the exercise of warrants at an exercise price of $0.15 per share.

●	On November 16, 2020, the Company issued 125,000 common shares pursuant to a consulting agreement with the former CEO. These shares have a fair value, calculated using the market price at grant date of $0.43 totaling $53,750. The shares will vest quarterly over a period of 12 months from issuance. The total share-based payments recorded as for the year ended September 30, 2021, was $46,319. As at December 31, 2024, the shares have been issued.

Transactions for the issue of share capital during the three months ended December 31, 2023:

●	On October 19, 2023, the Company completed a financing whereby 30,000,000 units were issued at $0.10 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one warrant exercisable at a price of $0.15 per share for a period of 3 years from the date of issuance. The Company incurred $43,443 in share issue costs in respect of this financing.

b)	Stock options

For the three months ended December 31, 2024, the Company recognized a share-based compensation expense of $637,873 (three months ended December 31, 2023 – $nil). The following table shows the change in the shares issuable for stock options during the three months ended December 31, 2024 and 2023:

For the three months ended December 31,	2024	2023
Balance, start of period	$2,575,000	$1,625,000
Granted	4,370,000	–
Exercised	(1,250,000)	–
Forfeited/expired/cancelled	(100,000)	(162,500)
Balance, end of period	$5,595,000	$1,462,500

The weighted average exercise price per share of options granted, exercised and forfeited during the three months ended December 31, 2024 was $0.80, $0.49 and $0.42, respectively. The weighted average exercise price per share of options granted, exercised and forfeited during the three months ended December 31, 2023 was $nil, $nil and $0.60, respectively.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

The assumptions used in the Black-Scholes option pricing model for the options granted in the three months ended December 31, 2024 were as follows.

Weighted average	2024
Exercise price per share issuable	$0.80
Expected term (years)	5
Volatility	90%
Expected dividend yield	–
Risk-free interest rate	2.18%
Weighted average fair value per share	0.56

The following is a summary of the Company’s outstanding and exercisable options as at December 31, 2024:

Outstanding				Exercisable
Expiry date	Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 10, 2025	$0.54	15,000	0.61	15,000	0.61
November 3, 2026	0.60	197,500	1.84	197,500	1.84
March 1, 2027	0.60	50,000	2.16	50,000	2.16
March 12, 2027	0.55	687,500	2.19	162,500	2.19
September 20, 2027	0.78	100,000	2.72	20,000	2.72
March 3, 2028	0.42	175,000	3.17	175,000	3.17
October 21, 2029	0.80	4,370,000	4.81	700,000	4.81
	$0.75	5,595,000	4.26	1,320,000	3.65

Subsequent to December 31, 2024, the Company granted 1,600,000 options with an exercise price of $1.04 per share.

c)	Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to private placement units. Finders’ warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

A continuity of the Company’s shares issuable for Company’s warrants is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, September 30, 2023	–	$–
Issued	30,000,000	0.15
Exercised	(25,000)	0.15
Outstanding, September 30, 2024	29,975,000	$0.15
Exercised	(25,000)	0.15
Outstanding, December 31, 2024	29,950,000	$0.15

The remaining contractual life (years) of the outstanding warrants is 1.8 years.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

6.	RELATED PARTY TRANSACTIONS

A number of key management personnel and Directors hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. There were no loans to key management personnel or Directors, or entities over which they have control or significant influence during the three months ended December 31, 2024 and 2023.

During the three months ended December 31, 2024 and 2023, key management personnel and Directors received no salaries and non-cash benefits (other than incentive stock options), or other remuneration directly from the Company, other than noted below, and there are no contracts with them that cannot be terminated without penalty on thirty to ninety-day advance notice. Key management personnel and Directors participate in the Company’s stock option plan.

Key management compensation for the three months ended December 31, 2024, and 2023 is comprised of the following:

	Three months ended December 31,		Amount due to related parties December 31,
	2024	2023	2024	2023
Share-based compensation	$600,886	$–	$–	$–
Professional fees	156,605	119,183	27,821	28,955
	$757,491	$119,183	$27,821	$28,955

Professional fees relate to the following related party transactions with the Company or Company controlled entities during the period.

(a)	Stephen Brohman was the Company’s CFO during the reporting period. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provides the Company with accounting and tax services.

(b)	David Fincham was appointed as the Company’s CEO effective October 2022 and continued as the Company’s CEO through the reporting period.

(c)	Dr. Leandro Echavarria was the Company’s VP of Exploration. He has significant influence of LE Geological Services USA. (“LE Geo”). LE Geo provided the Company with geological services during the reporting period.

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2024, was approximately $54,600 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three months ended December 31, 2024, and 2023:

	Three months ended December 31,
	2024	2023
Salaries and benefits	$39,421	$–
Office and other	26,557	–
Marketing and travel	2,075	–
	$68,053	$–

At December 31, 2024, amounts in accounts payable and accrued liabilities include $23,794 due to a related party, being the management company referred to above, (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

7.	SUPPLEMENTAL CASH FLOW INFORMATION

For the three months ended December 31,	2024	2023
Non-cash items:
Fair value reversal on cashless exercise of stock options	$344,332	$–
Reclassification of commitment to issue shares	$46,319	$–
Deferred exploration expenditures included in accounts payable and accrued liabilities	$–	$7,702
Fair value reversal for expiry of stock options	$–	$(61,750)

8.	SEGMENTED INFORMATION

The Company has determined that it has one operating segment, being the exploration of mineral properties. The Company’s non-current assets of $13,570,544 (September 30, 2024 – $12,368,857) are all located in Peru.

9.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $2,068,454 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations in market rates do not have a significant impact on the Company’s operations. For the three months ended December 31, 2024 and 2023, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three months ended December 31, 2024 and 2023 (Unaudited – in Canadian Dollars, unless otherwise noted)

At December 31, 2024, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$407,648	$–	$407,648
Consideration payable	1,798,625	1,798,625	3,597,250
Office rent obligations	84,200	161,300	245,500
Exploration expenses and other	1,932,500	–	1,932,500
	$4,222,973	$1,959,925	$6,182,898

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2024, the Company had not entered into any contracts to manage foreign exchange risk.

As at December 31, 2024 all of the Company’s cash and cash equivalents was held either in Canadian dollars, US dollars or Peruvian Soles. The Company incurs expenditures in Canada and Peru, and as such is exposed to currency risk associated with these costs.

A change in the value of the Peruvian Soles by 10% relative to the Canadian dollar would not have a significant impact on the Company’s working capital and net loss for three months ended December 31, 2024 and 2023.

10.	COMMITMENTS

The Company is committed to payments for office leases premises through 2028 in the total amount of approximately $245,500 based on the Company’s current share of rent paid. Payments by fiscal year are:

2025	$63,100
2026	84,200
2027	84,200
2028	14,000

The Company is committed to payments related to exploration expenses and other of $1,932,500 in 2025.

11.	SUBSEQUENT EVENTS

As discussed above, on February 19, 2025, the Company announced that it has entered into an agreement with the Underwriters, pursuant to which, the Underwriters have agreed to purchase, on a bought deal private placement basis, 17,857,200 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $25,000,080 and an Underwriters’ Option which allows the Underwriters to purchase up to an additional 15% of the common shares issued in the Offering, on the same terms as the Offering. On February 20, 2025, the Company announced that the Offering was upsized to 20,000,000 common shares for gross proceeds of $28,000,000, before accounting for the Underwriters’ Option. The Company intends to use the net proceeds from the Offering to fund the advancement of exploration activities at the Company’s San Luis Project in Peru, as well as for working capital and general corporate purposes.